Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post–Effective Amendment No. 150 to Registration Statement No. 002-24389 on Form N–1A of our reports dated March 21, 2016 relating to the financial statements and financial highlights of Fidelity Series All-Sector Equity Fund, Fidelity Series Equity-Income Fund and Fidelity Advisor Series Equity-Income Fund, each a fund of Fidelity Devonshire Trust, appearing in the Annual Reports on Form N-CSR of Fidelity Devonshire Trust for the year ended January 31, 2016, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Boston, Massachusetts

March 25, 2016